

Mail Stop 3720

February 22, 2010

Via U.S. Mail and Fax (011-86-575-82127700)
Mr. Huang Hsiao-I
Chief Financial Officer
CH Lighting International Corporation
658 Hongyan Road
Economic Development Zone
Shangyu City, Zhejiang Province 312300
The People's Republic of China

> **RE:** **CH Lighting International Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **File No. 000-32161**

Dear Mr. Huang:

We have reviewed the above mentioned filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Report of independent registered public accounting firm, page F-1

1. We note that your audit report for the year ended September 30, 2009 was signed by an audit firm based in Boca Raton, Florida. We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets

in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Florida.

Note 6 – Government subsidies, page F-30

2. We note that since 2008 the central government of the PRC has agreed to grant the Company subsidy for selling energy - saving lighting products at a discount price on a condition that the products are sold to retail customers. We also note that you recorded $10,125 derived from government grants for the years ended September 30, 2009. In this regard please tell us in detail the following:
   - how the government determined the amount of the subsidy (i.e. % of sales to retail customers, total discount given to retail customers.)
   - how you determined the $10,125 recorded in revenue in fiscal 2009 and whether you have received or collected the related subsidies.
   - why you believe you were entitled or have earned the subsidies in fiscal 2008 considering that you sold your products to distributors rather than retail customers.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director